Mail Stop 6010

October 25, 2007

Sean Casey, M.D.
President and Chief Executive Officer
Virtual Radiologic Corporation
5995 Opus Parkway
Suite 200
Minnetonka, MN 55343

>   **Re: Virtual Radiologic Corporation**
>   **Amendment No. 5 to Form S-1 Registration Statement**
>   **Filed October 19, 2007**
>   **File No. 333-136504**

Dear Dr. Casey:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed October 19, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Stock-Based Compensation

Determination of Fair Value of Our Stock Options, page 49

1.   Please furnish on EDGAR your draft letter dated October 9, 2007 in response to
        our previous comment 1.

Compensation Discussion and Analysis

Employment Agreement with Sean Casey, M.D., page 104

   1. We note that you state that your "compensation committee structured Dr. Casey's
      new employment agreement in such a manner as to create a competitive
      compensation package that is more consistent with compensation packages
      awarded to similarly situated executives at peer companies." This disclosure
      appears to indicate that you have engaged in benchmarking of Dr. Casey's total
      compensation or material elements of his compensation. In that regard, please
      identify the name of each of the peer companies in your next amendment. Please
      refer to Item 402(b)(2)(xiv) of Regulation S-K.

*   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Daniel Rubino
        Willkie Farr & Gallagher, LLP
        787 Seventh Avenue
        New York, NY 10019
        F: 212-728-8111